GOLD RESERVE LTD.

VOTE

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Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 11:00 am, Atlantic Time, December 10, 2024.

Online
Go to **www.investorvote.com/GDRZF** or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/GDRZF

Using a black ink pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual General Meeting Proxy Card

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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.▼

A Proposals — Management recommends that you vote "FOR" each of the director nominees and "FOR" Proposals 2, 3, 4 and 5.

1. Election of the following nominees as directors, as set forth in the Management Information Circular.

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
01 - Robert A. Cohen	☐	☐	☐	02 - Paul Rivett	☐	☐	☐	03 - James Michael Johnston	☐	☐	☐
04 - Yves M. Gagnon	☐	☐	☐	05 - James P. Tunkey	☐	☐	☐	06 - David A. Knight	☐	☐	☐
07 - Jonathan Howes	☐	☐	☐								

	For	Against	Abstain		For	Against	Abstain
2. Authorization of Board to Appoint Directors, as set forth in the Management Information Circular.	☐	☐	☐	3. Approval of Amendment to the 2012 Equity Incentive Plan, as set forth in the Management Information Circular.	☐	☐	☐
4. Approval of 2,500,000 Conditional Stock Options granted to Paul Rivett, as set forth in the Management Information Circular.	☐	☐	☐	5. Appointment of CBIZ CPAs P.C. as auditors and authorization of the Board of Directors to fix the auditors' remuneration.	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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Small steps make an impact.

Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/GDRZF

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.▼

Proxy — GOLD RESERVE LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
DECEMBER 12, 2024

PROXY IS SOLICITED BY THE MANAGEMENT OF GOLD RESERVE LTD.

The undersigned shareholder of Gold Reserve Ltd. (the "Company") hereby appoints Paul Rivett, Chief Executive Officer of the Company, or failing him, David P. Onzay, Chief Financial Officer of the Company, or instead of either of them, ____________________, as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual General Meeting of Shareholders of the Company to be held on December 12, 2024 (the "Meeting") at 11:00 a.m. (Atlantic Time) (7:00 a.m. Pacific Time) and at any adjournment or postponement thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournment or postponement thereof and, without limiting the general authorization given, the persons above named are specifically directed to vote on behalf of the undersigned in the following manner:

In their discretion, the proxyholders are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

This proxy should be read in conjunction with the accompanying documentation provided by Management.

C Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual General Meeting. ☐